Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2017 RESULTS

•	Total service revenue and adjusted operating profit growth of 5%

•	Continued strong financial and subscriber performance in Wireless

•	Service revenue and adjusted operating profit growth of 8% and 9%, respectively

•	Wireless adjusted operating profit margin expansion of 70 basis points

•	Postpaid net additions of 93,000, up 28,000

•	Postpaid churn of 1.05%, down 9 basis points and the lowest rate since 2009

•	Cable adjusted operating profit growth of 3% on stable revenue

•	Cable adjusted operating profit margin expansion of 150 basis points

•	Continued strong Internet revenue growth of 7%

•	Internet net additions of 11,000, down slightly

•	Acquired Advanced Wireless Service (AWS-1) spectrum licence in the Greater Toronto Area for $184 million to create even more capacity for our customers in a key market

TORONTO (July 20, 2017) - Rogers Communications Inc. today announced its unaudited financial and operating results for the second quarter ended June 30, 2017.

Consolidated Financial Highlights

	Three months ended June 30			Six months ended June 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Total revenue	3,592	3,455	4	6,930	6,700	3
Total service revenue [1]	3,466	3,308	5	6,680	6,393	4
Adjusted operating profit [2]	1,410	1,347	5	2,576	2,448	5
Net income	531	394	35	825	624	32
Adjusted net income [2]	514	427	20	843	672	25

Basic earnings per share	$1.03	$0.77	34	$1.60	$1.21	32
Adjusted basic earnings per share [2]	$1.00	$0.83	20	$1.64	$1.30	26

Cash provided by operating activities	823	1,121	(27)	1,419	1,719	(17)
Free cash flow [2]	626	495	26	964	715	35

[1]	As defined. See "Key Performance Indicators".
2 As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"Our second quarter results reflect the strong efforts of our highly engaged and committed team, underpinned by an incredibly rich mix of business assets. We reported strong revenue and adjusted operating profit growth from continued momentum and operating leverage in our largest segment, Wireless," said Joe Natale, President and CEO. "Our team delivered excellent Wireless results across the board, including substantially lower churn, and significantly grew adjusted operating profit and expanded margins. In Cable, we also grew adjusted operating profit and margins."

"I have been at Rogers for 13 weeks now and I am extremely excited about the prospects we have ahead of us. We have simplified our organizational structure for deeper end-to-end accountability for the customer experience and to drive further improvements in customer service and business performance. We are also intensifying our company-wide focus on cost efficiency to help generate further margin expansion. We will drive a deeper focus on delivering an outstanding customer experience while growing revenue and profitability to create more value for shareholders."

Rogers Communications Inc.	1	Second Quarter 2017

Key Financial Highlights

Higher revenue
Revenue increased 4% this quarter, largely driven by Wireless service revenue growth of 8%. Wireless service revenue increased primarily as a result of a larger subscriber base and the continued adoption of higher-value Share Everything plans.

Cable revenue was stable this quarter, as continued strong Internet revenue growth of 7% offset declines in Television and Phone revenue. Excluding the impact of the CRTC decision that reduced access service rates, Cable and Internet revenue would have increased by 1% and 10%, respectively.

Media revenue increased 4% this quarter primarily as a result of the continued growth of sports-related revenue, increased sales at Today's Shopping Choice (TSC, previously branded as The Shopping Channel), and higher conventional broadcast TV advertising revenue, partially offset by lower publishing-related advertising and circulation revenue due to the strategic shift to digital media announced late last year.

Higher adjusted operating profit
Adjusted operating profit increased 5% this quarter primarily as a result of Wireless adjusted operating profit growth of 9%, due to the strong flow through of revenue growth described above.

Cable adjusted operating profit increased 3% this quarter as a result of a decrease in operating expenses and the ongoing product mix shift to higher-margin Internet. Excluding the impact of the CRTC decision, adjusted operating profit would have increased by 6% this quarter.

Media adjusted operating profit decreased 30% this quarter primarily as a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and the impact of the strategic shift in publishing.

Higher net income and adjusted net income
Net income increased 35% and adjusted net income increased 20% this quarter as a result of higher adjusted operating profit and lower depreciation and amortization; net income also increased as a result of a gain on disposition of certain real estate assets.

Substantial free cash flow affords financial flexibility
This quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $823 million and $626 million, respectively. Free cash flow growth was primarily driven by lower net additions to property, plant and equipment and increased adjusted operating profit.

We ended the second quarter with a debt leverage ratio (adjusted net debt / adjusted operating profit) of 3.0, which improved from a ratio of 3.1 as at the end of the same period last year, despite the $184 million spectrum licence acquisition this quarter. See "Managing our Liquidity and Financial Resources" in our Second Quarter 2017 Management's Discussion and Analysis for more information.

Our solid financial results enabled us to continue to make investments in our network and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter.

Rogers Communications Inc.	2	Second Quarter 2017

Strategic Update

Our second quarter results reflect continued momentum. During the quarter, we simplified our organizational structure for deeper end-to-end accountability for the customer experience. We continue to focus on the fundamentals we believe are the key drivers of shareholder value: growth in revenue, margins, adjusted operating profit, free cash flow, and return on investment. We have an unmatched asset base with significant opportunities within that base to drive sustainable growth.

Maintaining Leadership and Momentum in Wireless
We accelerated momentum in Wireless this quarter. Service revenue growth of 8% was the highest growth rate since 2009. Postpaid net additions were 93,000, up 28,000 on substantially lower churn of 1.05%. Postpaid churn declined 9 basis points and represented the lowest churn since 2009. We achieved this strong postpaid subscriber growth while still generating adjusted operating profit growth of 9% and related margin expansion of 70 basis points on strong flow through of revenue. Adjusted operating profit growth was the highest growth rate since 2010.

Improving Cable on the Strength of Internet and our Robust Product Roadmap
Second quarter Cable revenue was stable year on year. Cable adjusted operating profit increased 3% and the related margin expanded 150 basis points, primarily driven by cost efficiencies and the ongoing product mix shift to higher-margin Internet offerings. In a highly competitive environment, Cable total service unit net losses increased by 6,000 and Internet net additions decreased by 1,000.

We generated strong Internet revenue growth of 7% this quarter on the popularity of our Ignite Internet offerings. We offer the fastest widely available Internet speeds in our marketplace with Ignite Gigabit Internet service available to our entire Cable footprint of over four million homes.

Excluding the impact of lower wholesale revenue as a result of the Canadian Radio-television and Telecommunications Commission's (CRTC) decision to reduce access service rates, Internet revenue growth would have been 10% in the quarter. Similarly, Cable revenue and adjusted operating profit growth this quarter would have been 1% and 6%, respectively, excluding this same impact.

We expect to launch Comcast's X1 all-IP video platform in 2018. Our customers will benefit from Comcast's commitment to innovation. Our adoption of the X1 platform not only includes access to one of the most advanced IPTV solutions, but also to Comcast's state-of-the-art customer premise equipment. Comcast attributes the transformative X1 platform to improving its Xfinity TV subscriber performance, reducing churn, and increasing engagement for customers.

Media Focused on Sports
Media remains focused on our strong portfolio of live sports entertainment. Second quarter Media revenue growth of 4% was largely driven by our sports assets, including the strength of Sportsnet, which continued its reign as Canada's number-one sports media brand for the second year in a row (2015 and 2016 calendar years). Adjusted operating profit was impacted primarily due to higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and the impact of our shift to digital media announced in the fourth quarter of 2016.

Rogers Communications Inc.	3	Second Quarter 2017

About Rogers

Rogers is a leading diversified Canadian communications and media company that's working to deliver a great experience to our customers every day. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	647.501.8346
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2017 results teleconference with the investment community will be held on:

•	July 20, 2017

•	8:00 a.m. Eastern Time

•	webcast available at rogers.com/webcast

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at rogers.com/events.

For More Information

You can find more information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	4	Second Quarter 2017

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2017, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Second Quarter 2017 MD&A; our Second Quarter 2017 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2016 Annual MD&A; our 2016 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. We draw attention to our 2016 Annual MD&A where we disclosed that certain comparative figures were retrospectively amended as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2016 Annual MD&A.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at July 19, 2017 and was approved by the Audit and Risk Committee of our Board of Directors (Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this earnings release, this quarter, the quarter, or the second quarter refer to the three months ended June 30, 2017, the first quarter refers to the three months ended March 31, 2017, and year to date refers to the six months ended June 30, 2017 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Rogers Communications Inc.	5	Second Quarter 2017

Summary of Consolidated Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Wireless	2,048	1,931	6	4,016	3,821	5
Cable	870	870	—	1,725	1,726	—
Business Solutions	96	97	(1)	191	193	(1)
Media	637	615	4	1,111	1,063	5
Corporate items and intercompany eliminations	(59)	(58)	2	(113)	(103)	10
Revenue	3,592	3,455	4	6,930	6,700	3
Total service revenue [1]	3,466	3,308	5	6,680	6,393	4

Adjusted operating profit (loss)
Wireless	924	846	9	1,737	1,609	8
Cable	428	415	3	820	808	1
Business Solutions	32	31	3	63	62	2
Media	63	90	(30)	35	41	(15)
Corporate items and intercompany eliminations	(37)	(35)	6	(79)	(72)	10
Adjusted operating profit [2]	1,410	1,347	5	2,576	2,448	5

Adjusted operating profit margin [2]	39.3%	39.0%	0.3 pts	37.2%	36.5%	0.7 pts

Net income	531	394	35	825	624	32
Basic earnings per share	$1.03	$0.77	34	$1.60	$1.21	32
Diluted earnings per share	$1.03	$0.76	36	$1.60	$1.21	32

Adjusted net income [2]	514	427	20	843	672	25
Adjusted basic earnings per share [2]	$1.00	$0.83	20	$1.64	$1.30	26
Adjusted diluted earnings per share [2]	$1.00	$0.83	20	$1.63	$1.30	25

Additions to property, plant and equipment, net	451	647	(30)	937	1,199	(22)
Cash provided by operating activities	823	1,121	(27)	1,419	1,719	(17)
Free cash flow [2]	626	495	26	964	715	35

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	6	Second Quarter 2017

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Service revenue	1,925	1,788	8	3,774	3,522	7
Equipment revenue	123	143	(14)	242	299	(19)
Revenue	2,048	1,931	6	4,016	3,821	5

Operating expenses
Cost of equipment	446	434	3	902	894	1
Other operating expenses	678	651	4	1,377	1,318	4
Operating expenses	1,124	1,085	4	2,279	2,212	3

Adjusted operating profit	924	846	9	1,737	1,609	8

Adjusted operating profit margin as a % of service revenue	48.0%	47.3%	0.7 pts	46.0%	45.7%	0.3 pts
Additions to property, plant and equipment	158	207	(24)	318	388	(18)

Wireless Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg	2017	2016	Chg

Postpaid
Gross additions	366	349	17	709	653	56
Net additions	93	65	28	153	79	74
Total postpaid subscribers [2]	8,710	8,350	360	8,710	8,350	360
Churn (monthly)	1.05%	1.14%	(0.09 pts )	1.08%	1.16%	(0.08 pts )
ARPA (monthly)	$124.31	$116.06	$8.25	$121.95	$114.13	$7.82
Prepaid
Gross additions	213	194	19	363	351	12
Net additions (losses)	14	25	(11)	(28)	6	(34)
Total prepaid subscribers [2]	1,689	1,612	77	1,689	1,612	77
Churn (monthly)	3.96%	3.57%	0.39 pts	3.85%	3.61%	0.24 pts
Blended ARPU (monthly)	$62.13	$60.18	$1.95	$61.04	$59.35	$1.69

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 8% increase in service revenue this quarter and 7% increase year to date were a result of:

•	larger postpaid and prepaid subscriber bases; and

•
higher blended ARPU as a result of the increased mix of higher-rate plans from our various brands, which includes the customer-friendly Rogers Share Everything plans, and increased data usage. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool and manage data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

The 7% increases in postpaid ARPA this quarter and year to date were primarily a result of subscribers increasingly adding new lines to existing accounts, including through the continued adoption of Rogers Share Everything plans. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	7	Second Quarter 2017

The 3% increases in blended ARPU this quarter and year to date were a result of:

•	increased service revenue as discussed above; partially offset by

•	the general increase in our prepaid subscriber base over the past year relative to the increased service revenue.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this quarter and year to date were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue
The 14% decrease in equipment revenue this quarter and 19% decrease year to date were a result of:

•	larger average investments in customers who purchased devices under term contracts; and

•	an 11% decrease in device upgrades by existing subscribers this quarter and 9% decrease year to date; partially offset by

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 3% increase in the cost of equipment this quarter and 1% increase year to date were a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and

•	higher postpaid gross additions; partially offset by

•	the decrease in device upgrades by existing subscribers as discussed above.

Other operating expenses
The 4% increases in other operating expenses this quarter and year to date were a result of higher costs of service.

Additionally, year to date other operating expenses were affected by higher commissions, as a result of our higher postpaid gross additions.

Adjusted operating profit
The 9% increase in adjusted operating profit this quarter and 8% increase year to date were a result of the strong flow through of service revenue growth discussed above.

Other Wireless developments
Spectrum licence acquisition
In June 2017, upon receipt of all necessary regulatory approvals, we acquired an AWS-1 spectrum licence from Quebecor Inc., pursuant to an existing agreement, by paying $184 million. Upon acquisition, we recognized the spectrum licence as an intangible asset of $184 million, which included directly attributable costs. The spectrum licence provides us with more wireless capacity in the Greater Toronto Area.

Rogers Communications Inc.	8	Second Quarter 2017

CABLE

Cable Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Internet	402	376	7	789	736	7
Television	377	394	(4)	752	789	(5)
Phone	90	99	(9)	181	198	(9)
Service revenue	869	869	—	1,722	1,723	—
Equipment revenue	1	1	—	3	3	—
Revenue	870	870	—	1,725	1,726	—

Operating expenses
Cost of equipment	—	1	(100)	1	2	(50)
Other operating expenses	442	454	(3)	904	916	(1)
Operating expenses	442	455	(3)	905	918	(1)

Adjusted operating profit	428	415	3	820	808	1

Adjusted operating profit margin	49.2%	47.7%	1.5 pts	47.5%	46.8%	0.7 pts
Additions to property, plant and equipment	249	300	(17)	477	546	(13)

Cable Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands)	2017	2016	Chg	2017	2016	Chg

Internet
Net additions	11	12	(1)	41	28	13
Total Internet subscribers [2]	2,186	2,076	110	2,186	2,076	110
Television
Net losses	(25)	(23)	(2)	(49)	(49)	—
Total Television subscribers [2]	1,771	1,847	(76)	1,771	1,847	(76)
Phone
Net additions (losses)	2	5	(3)	4	(5)	9
Total Phone subscribers [2]	1,098	1,085	13	1,098	1,085	13

Cable homes passed [2]	4,269	4,173	96	4,269	4,173	96
Total service units [3]
Net losses	(12)	(6)	(6)	(4)	(26)	22
Total service units [2]	5,055	5,008	47	5,055	5,008	47

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The stable revenue this quarter and year to date were primarily a result of:

•	a higher subscriber base for our Internet products; and

•	the impact of service pricing changes; offset by

•	Television subscriber losses over the past year; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates.

Excluding the impact of the CRTC decision, Cable revenue would have increased by 1% this quarter and year to date.

Rogers Communications Inc.	9	Second Quarter 2017

Internet revenue
The 7% increases in Internet revenue this quarter and year to date were a result of:

•	a larger Internet subscriber base;

•	general movement of customers to higher speed and usage tiers of our Ignite Internet offerings; and

•	the impact of Internet service pricing changes; partially offset by

•	more promotional pricing provided to subscribers; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates. Excluding this impact, Internet revenue would have increased by 10% this quarter and year to date.

Television revenue
The 4% decrease in Television revenue this quarter and 5% decrease year to date were a result of:

•	the decline in Television subscribers over the past year; and

•	more promotional pricing provided to subscribers; partially offset by

•	the impact of Television service pricing changes.

Phone revenue
The 9% decreases in Phone revenue this quarter and year to date were a result of the impact of pricing packages.

Operating expenses
The 3% decrease in operating expenses this quarter and 1% decrease year to date were a result of:

•	relative shifts in product mix to higher-margin Internet offerings from conventional Television broadcasting; and

•	various cost efficiencies and productivity initiatives.

Adjusted operating profit
The 3% increase in adjusted operating profit this quarter and the 1% increase year to date were a result of the revenue and expense changes discussed above. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 6% this quarter and 4% year to date.

Rogers Communications Inc.	10	Second Quarter 2017

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Next generation	79	78	1	157	153	3
Legacy	15	17	(12)	30	37	(19)
Service revenue	94	95	(1)	187	190	(2)
Equipment revenue	2	2	—	4	3	33
Revenue	96	97	(1)	191	193	(1)

Operating expenses	64	66	(3)	128	131	(2)

Adjusted operating profit	32	31	3	63	62	2

Adjusted operating profit margin	33.3%	32.0%	1.3 pts	33.0%	32.1%	0.9 pts
Additions to property, plant and equipment	31	38	(18)	60	76	(21)

Revenue
The 1% decrease in service revenue this quarter and 2% decrease year to date were a result of the continued decline in our legacy and off-net voice business, partially offset by growth of higher-margin, next generation on-net and near-net IP-based services revenue. We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 84% of service revenue in the quarter (2016 - 82%) and 84% year to date (2016 - 81%).

Operating expenses
The 3% decrease in operating expenses this quarter and 2% decrease year to date were a result of:

•	lower service costs related to the continued decline in our legacy and off-net voice business; and

•	cost efficiencies and productivity initiatives; partially offset by

•	higher service costs related to our next generation on-net and near-net IP-based offerings.

Adjusted operating profit
The 3% increase in adjusted operating profit this quarter and 2% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2017

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue	637	615	4		1,111	1,063	5
Operating expenses	574	525	9		1,076	1,022	5

Adjusted operating profit	63	90	(30)		35	41	(15)

Adjusted operating profit margin	9.9%	14.6%	(4.7 pts	)	3.2%	3.9%	(0.7 pts )
Additions to property, plant and equipment	13	13	—		26	31	(16)

Revenue
The 4% increase in revenue this quarter and 5% increase year to date were a result of:

•	higher sports-related revenue;

•	higher TSC merchandise sales; and

•	higher conventional broadcast TV advertising revenue; partially offset by

•	lower publishing-related advertising and circulation revenue due to the strategic shift to digital media announced last year.

Year to date revenue in 2017 benefitted from a distribution in the first quarter to the Toronto Blue Jays from Major League Baseball.

Operating expenses
The 9% increase in operating expenses this quarter and 5% increase year to date were a result of:

•	higher Toronto Blue Jays player payroll (including the impact of foreign exchange);

•	higher sports-related programming and production costs; and

•	higher TSC merchandise costs; partially offset by

•	lower publishing costs due to the strategic shift as discussed above.

Adjusted operating profit
The 30% decrease in adjusted operating profit this quarter and 15% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2017

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT, NET

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except capital intensity)	2017	2016	% Chg	2017	2016	% Chg

Additions to property, plant and equipment
Wireless	158	207	(24)	318	388	(18)
Cable	249	300	(17)	477	546	(13)
Business Solutions	31	38	(18)	60	76	(21)
Media	13	13	—	26	31	(16)
Corporate	74	89	(17)	130	158	(18)

Total additions to property, plant and equipment [1]	525	647	(19)	1,011	1,199	(16)
Proceeds from disposition of property, plant and equipment	(74)	—	—	(74)	—	—

Total additions to property, plant and equipment, net	451	647	(30)	937	1,199	(22)

Capital intensity [2]	12.6%	18.7%	(6.1 pts )	13.5%	17.9%	(4.4 pts )

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The decreases in additions to property, plant and equipment in Wireless this quarter and year to date were primarily a result of higher LTE network investments in 2016 relative to 2017 to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network reached 92% of Canada's population as at June 30, 2017. The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network reached approximately 95% of Canada's population as at June 30, 2017.

Cable
The decreases in additions to property, plant and equipment in Cable this quarter and year to date were a result of investments associated with delivering Ignite Gigabit Internet across our Cable footprint in 2016, as well as costs related to development of our IPTV product in 2016. This was partially offset by costs incurred this quarter and year to date related to our forthcoming X1 IP-based video platform and higher investments in customer premise equipment in 2017.

Business Solutions
The decreases in additions to property, plant and equipment in Business Solutions this quarter and year to date were a result of higher investments in network infrastructure in 2016 relative to 2017, partially offset by higher information technology investments in 2017.

Media
Additions to property, plant and equipment in Media were stable this quarter. The decrease year to date reflects higher investments in digital platforms and broadcasting facilities in 2016 relative to 2017, partially offset by greater investments in the Rogers Centre this year.

Corporate
The decreases in additions to property, plant and equipment in Corporate this quarter and year to date were a result of higher information technology investments and premise improvements at our various offices in 2016 relative to 2017.

Proceeds from disposition of property, plant and equipment
We sold certain real estate assets this quarter for total proceeds of $74 million.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of lower net additions to property, plant and equipment as discussed above, and higher total revenue.

Rogers Communications Inc.	13	Second Quarter 2017

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, net, which were provided on January 26, 2017. See "About Forward-Looking Information" in this earnings release and in our 2016 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn (churn);

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Rogers Communications Inc.	14	Second Quarter 2017

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery), other expense (income), finance costs, restructuring, acquisition and other, loss (gain) on disposition of property, plant and equipment, depreciation and amortization, stock-based compensation, and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation, restructuring, acquisition and other, impairment of assets and related onerous contract charges, loss (gain) on sale or wind down of investments, loss (gain) on disposal of property, plant and equipment, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit (debt leverage ratio)	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	15	Second Quarter 2017

Reconciliation of adjusted operating profit

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Net income	531	394	825	624
Add (deduct):
Income tax expense	182	141	289	220
Other (income) expense	(31)	9	(42)	(25)
Finance costs	189	189	379	385
Restructuring, acquisition and other	34	27	62	71
Gain on disposition of property, plant and equipment	(49)	—	(49)	—
Depreciation and amortization	535	572	1,080	1,146
Stock-based compensation	19	15	32	27

Adjusted operating profit	1,410	1,347	2,576	2,448

Reconciliation of adjusted operating profit margin

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except percentages)	2017	2016	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,410	1,347	2,576	2,448
Divided by: total revenue	3,592	3,455	6,930	6,700

Adjusted operating profit margin	39.3%	39.0%	37.2%	36.5%

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Net income	531	394	825	624
Add (deduct):
Stock-based compensation	19	15	32	27
Restructuring, acquisition and other	34	27	62	71
Gain on divestitures pertaining to investments	—	—	—	(39)
Recovery on wind down of shomi	(20)	—	(20)	—
Gain on disposition of property, plant and equipment	(49)	—	(49)	—
Income tax impact of above items	(1)	(9)	(7)	(14)
Income tax adjustment, legislative tax change	—	—	—	3

Adjusted net income	514	427	843	672

Rogers Communications Inc.	16	Second Quarter 2017

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Adjusted basic earnings per share:
Adjusted net income	514	427	843	672
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.00	$0.83	$1.64	$1.30

Adjusted diluted earnings per share:
Adjusted net income	514	427	843	672
Divided by:
Diluted weighted average number of shares outstanding	516	517	517	517

Adjusted diluted earnings per share	$1.00	$0.83	$1.63	$1.30

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities	823	1,121	1,419	1,719
Add (deduct):
Additions to property, plant and equipment, net	(451)	(647)	(937)	(1,199)
Interest on borrowings, net of capitalized interest	(181)	(187)	(363)	(379)
Restructuring, acquisition and other	34	27	62	71
Interest paid	133	154	371	392
Change in non-cash operating working capital items	227	(35)	405	85
Other adjustments	41	62	7	26

Free cash flow	626	495	964	715

Rogers Communications Inc.	17	Second Quarter 2017

Reconciliation of adjusted net debt and debt leverage ratio

	As at June 30	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	—	750
Long-term debt	14,927	15,330
Deferred transaction costs and discounts	114	117
	15,041	16,197
Add (deduct):
Net debt derivative assets	(1,378)	(1,683)
Credit risk adjustment related to net debt derivative assets	(31)	(57)
Short-term borrowings	1,988	800
Bank advances	74	71

Adjusted net debt	15,694	15,328

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2017	2016

Debt leverage ratio
Adjusted net debt	15,694	15,328
Divided by: trailing 12-month adjusted operating profit	5,220	5,092

Debt leverage ratio	3.0	3.0

Rogers Communications Inc.	18	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Revenue	3,592	3,455	6,930	6,700

Operating expenses:
Operating costs	2,201	2,123	4,386	4,279
Depreciation and amortization	535	572	1,080	1,146
Gain on disposition of property, plant and equipment	(49)	—	(49)	—
Restructuring, acquisition and other	34	27	62	71
Finance costs	189	189	379	385
Other (income) expense	(31)	9	(42)	(25)

Income before income tax expense	713	535	1,114	844
Income tax expense	182	141	289	220

Net income for the period	531	394	825	624

Earnings per share:
Basic	$1.03	$0.77	$1.60	$1.21
Diluted	$1.03	$0.76	$1.60	$1.21

Rogers Communications Inc.	19	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at June 30	As at December 31
	2017	2016

Assets
Current assets:
Accounts receivable	1,884	1,949
Inventories	290	315
Other current assets	292	215
Current portion of derivative instruments	101	91
Total current assets	2,567	2,570

Property, plant and equipment	10,678	10,749
Intangible assets	7,290	7,130
Investments	2,385	2,174
Derivative instruments	1,484	1,708
Other long-term assets	92	98
Deferred tax assets	7	8
Goodwill	3,905	3,905

Total assets	28,408	28,342

Liabilities and shareholders' equity
Current liabilities:
Bank advances	74	71
Short-term borrowings	1,988	800
Accounts payable and accrued liabilities	2,364	2,783
Income tax payable	105	186
Current portion of provisions	60	134
Unearned revenue	361	367
Current portion of long-term debt	—	750
Current portion of derivative instruments	107	22
Total current liabilities	5,059	5,113

Provisions	33	33
Long-term debt	14,927	15,330
Derivative instruments	153	118
Other long-term liabilities	490	562
Deferred tax liabilities	1,976	1,917
Total liabilities	22,638	23,073

Shareholders' equity	5,770	5,269

Total liabilities and shareholders' equity	28,408	28,342

Rogers Communications Inc.	20	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating activities:
Net income for the period	531	394	825	624
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	535	572	1,080	1,146
Program rights amortization	16	18	36	39
Finance costs	189	189	379	385
Income tax expense	182	141	289	220
Stock-based compensation	19	15	32	27
Post-employment benefits contributions, net of expense	(65)	(71)	(59)	(61)
Gain on divestitures pertaining to investments	—	—	—	(39)
Gain on disposition of property, plant and equipment	(49)	—	(49)	—
Recovery on wind down of shomi	(20)	—	(20)	—
Other	(3)	—	(6)	10
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,335	1,258	2,507	2,351
Change in non-cash operating working capital items	(227)	35	(405)	(85)
Cash provided by operating activities before income taxes paid and interest paid	1,108	1,293	2,102	2,266
Income taxes paid	(152)	(18)	(312)	(155)
Interest paid	(133)	(154)	(371)	(392)

Cash provided by operating activities	823	1,121	1,419	1,719

Investing activities:
Additions to property, plant and equipment, net	(451)	(647)	(937)	(1,199)
Additions to program rights	(19)	(14)	(33)	(24)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(7)	32	(88)	(105)
Acquisitions and other strategic transactions, net of cash acquired	(184)	—	(184)	—
Other	(26)	47	(52)	7

Cash used in investing activities	(687)	(582)	(1,294)	(1,321)

Financing activities:
Net proceeds received on short-term borrowings	889	45	1,225	250
Net repayment of long-term debt	(795)	(385)	(848)	(266)
Net repayment on settlement of debt derivatives and forward contracts	(8)	(23)	(11)	(42)
Dividends paid	(247)	(247)	(494)	(494)

Cash used in financing activities	(161)	(610)	(128)	(552)

Change in cash and cash equivalents	(25)	(71)	(3)	(154)
(Bank advances) cash and cash equivalents, beginning of period	(49)	(72)	(71)	11

Bank advances, end of period	(74)	(143)	(74)	(143)

Rogers Communications Inc.	21	Second Quarter 2017

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment, net;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	22	Second Quarter 2017

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our Second Quarter 2017 MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2016 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	23	Second Quarter 2017